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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                             3D Systems Corporation
                        --------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                -------------------------------------------------
                         (Title of Class of Securities)

                                    88554D205

                                 (CUSIP Number)

                                 Kevin S. Moore

                                    President

                             The Clark Estates, Inc.

                        One Rockefeller Plaza, 31st Floor

                            New York, New York 10020

                                 (212) 977-6900
                        ---------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                            Jeffrey E. LaGueux, Esq.
                      Patterson, Belknap, Webb & Tyler LLP

                           1133 Avenue of the Americas

                          New York, New York 10036-6710

                                 (212) 336-2000

                                November 26, 2003
                           ---------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              (Page 1 of 5 pages)
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CUSIP NO.

88554D205
--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      I.R.S IDENTIFICATION NO. OF ABOVE PERSON
      The Clark Estates, Inc.
      13-5524538
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) [ ]
      (b) [X]
--------------------------------------------------------------------------------
3.    SEC USE ONLY
--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS
      OO
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      New York
--------------------------------------------------------------------------------
  NUMBER OF       7.    SOLE VOTING POWER
   SHARES               2,061,301
BENEFICIALLY      --------------------------------------------------------------
  OWNED BY        8.    SHARED VOTING POWER
    EACH                0
 REPORTING        --------------------------------------------------------------
   PERSON         9.    SOLE DISPOSITIVE POWER
    WITH                2,061,301
                  --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER
                        0
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,061,301
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      14.7%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
      CO
--------------------------------------------------------------------------------


                              (Page 2 of 5 pages)
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                                 AMENDMENT NO. 4
                                       TO
                                  SCHEDULE 13D

            This Amendment No. 4 is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by the Reporting Person and refers only to information which has materially changed since the filing of Amendment No. 3 to Schedule 13D by the Reporting Person on May 9, 2003. The items identified below, or the particular paragraphs of such items which are identified below, are amended to add the information as set forth below. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the original Schedule 13D or the amendments thereto.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            Effective as of November 26, 2003, Clark Partners I, L.P. ("Clark Partners") purchased from the Issuer in a private placement transaction a 6% Subordinated Convertible Debenture (the "Debenture") for the aggregate purchase price of $3,000,000 pursuant to a Debenture Purchase Agreement (the "Debenture Purchase Agreement"). The Debenture is convertible at any time after issuance into such number of shares of Common Stock as is determined by dividing (i) the principal amount of such Debenture to be converted by (ii) $10.18 (subject to adjustment as set forth in the Debenture Purchase Agreement). The Debenture bears interest at the rate of 6% per annum, payable semi-annually in arrears on May 31 and November 30 of each year, beginning on May 31, 2004.

            Clark Partners is a limited partnership, the general partner of which is Ninth Floor Corporation. The Reporting Person provides management and administrative services to Clark Partners. The purchase price for the Debenture was provided by funds available for investment by accounts for which the Reporting Person provides management and administrative services.

            Pursuant to the Debenture Purchase Agreement, the Issuer agreed to file a Registration Statement with the Securities and Exchange Commission with respect to the shares of Common Stock issuable upon conversion of the Debenture.

ITEM 4. PURPOSE OF TRANSACTION

            The purpose of the acquisition of the Debenture was for investment. The Reporting Person currently does not have any plans or proposals of the type set forth in Paragraphs (a) through (j) of Item 4 of Schedule 13D, except that the Reporting Person may acquire additional shares of Common Stock in open market transactions for investment purposes and may dispose of shares of Common Stock in open market transactions or otherwise. Any decision of the Reporting Person either to purchase additional shares of Common Stock or to dispose of any of such shares will take into account various factors, including general economic and stock market conditions.


                              (Page 3 of 5 pages)
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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

            (a) The 2,061,301 shares of Common Stock beneficially owned by the Reporting Person as of November 26, 2003 (294,696 of which represent the shares of Common Stock into which the Debenture is convertible as of such date and 833,333 of which represent the shares of Common Stock into which the Preferred Shares are convertible as of such date) constitute approximately 14.7% of the outstanding shares of Common Stock, computed in accordance with the provisions of SEC Rule 13d-3(d)(1) (based upon an aggregate of 14,007,501 outstanding shares of Common Stock as of such date, including the 12,879,472 shares of Common Stock disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 26, 2003, the 833,333 shares of Common Stock into which the Preferred Shares are convertible as of such date and the 294,696 shares of Common Stock into which the Debenture is convertible as of such date).

            (b) The Reporting Person has the sole power to vote or to direct the vote and to dispose of or direct the disposition of the Debenture and the shares of Common Stock issuable upon conversion of the Debenture.

            (d) The accounts referred to in Item 3 have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Debenture or the shares of Common Stock issuable upon conversion of the Debenture.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            Except for the Debenture Purchase Agreement and except as set forth in the Reporting Person's initial filing on Schedule 13D and the amendments thereto, neither the Reporting Person nor (to the best knowledge of the Reporting Person) any of its executive officers or directors has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of such securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


                              (Page 4 of 5 pages)
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                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 10, 2003                   THE CLARK ESTATES, INC.


                                          By:      /s/ Kevin S. Moore
                                                   -----------------------------
                                                   Name:  Kevin S. Moore
                                                   Title: President



                              (Page 5 of 5 pages)